OMB APPROVAL
OMB Number:	3235-0167
Expires:	July 31, 2024
Estimated average burden hours per response:	1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-26056

Autoscope Technologies Corporation

(Exact name of registrant as specified in its charter)

1115 Hennepin Avenue

Minneapolis, MN 55403

(612) 438‑2363

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of Autoscope Technologies Corporation

Preferred Share Purchase Rights of Autoscope Technologies Corporation

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g‑4(a)(1)	☒
Rule 12g‑4(a)(2)	☐
Rule 12h‑3(b)(1)(i)	☒
Rule 12h‑3(b)(1)(ii)	☐
Rule 15d‑6	☐
Rule 15d‑22(b)	☐

Approximate number of holders of record as of the certification or notice date: 23

Pursuant to the requirements of the Securities Exchange Act of 1934, Autoscope Technologies Corporation Systems has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Autoscope Technologies Corporation

Date: January 17, 2023	By:	/s/ Frank G. Hallowell
Name: Frank G. Hallowell
Title: Interim Chief Executive Officer; Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)